

April 23, 2025

Nicole Van Denabeele
Chief Financial Officer
National Bank Holdings Corporation
7800 East Orchard Road, Suite 300
Greenwood Village, CO 80111

      Re: National Bank Holdings Corporation
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-35654

Dear Nicole Van Denabeele:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Finance